

November 3, 2009

Via U.S. Mail

Penfei Liu
Chief Executive Officer
China Marine Food Group Limited
Da Bao Industrial Zone, Shishi City
Fujian, China
362700

> **Re: China Marine Food Group Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 15, 2009**
> **File Number 333-161910**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1. You failed to file a marked version of the amended registration statement. Please provide as correspondence via EDGAR a .pdf version of the prior amendment and

the current amendment, marked in each case to show precisely each of the changes from the prior version of the document. This will expedite our review, and we may have additional comments. Also be sure to file via EDGAR a marked version of the second amendment. Refer to Securities Act Rule 472(a) and Item 310 of Regulation S-T.

2. In your letter of response, discuss any changes that appear in each of the two amendments. For example, it appears that you include, without explanation, new references in the first amendment to warrants to purchase debt securities.

Exhibit Index

3. With your next amendment, please file all omitted exhibits, and update the list accordingly.

Exhibit 5.1

4. We remind you of prior comment 4.

5. The original opinion and counsel's response to prior comment 5 make clear that it is not admitted to practice in Nevada. Notwithstanding counsel's assertion that the Special Report it cites includes a principle that suggests counsel not admitted to practice in Nevada may render an opinion relating to Nevada law, we reissue prior comment 5. It is not apparent under the circumstances how counsel not admitted to practice in Nevada would have the necessary expertise to render an opinion in these circumstances.

6. With regard to prior comment 6, the new opinion should make clear that it encompasses the cited items with regard to each relevant jurisdiction.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Steven W. Schuster
        (800) 203-1556